1025 Thomas Jefferson Street, N.W. Suite 400 East Washington, D.C. 20007-5208 (202) 965-8100 Fax: (202) 965-8104	777 Brickell Avenue Suite 500 Miami, FL 33131-2803 (305) 371-2600 Fax: (305) 372-9928

175 Powder Forest Drive Suite 301 Simsbury, CT 06089-9658 (860) 392-5000 Fax: (860) 392-5058

ANN B. FURMAN

(202) 965-8130

abf@jordenusa.com

October 24, 2012

VIA Messenger & EDGAR Correspondence

(SEC File Nos. 811-03972; 2-89550; 333-158546)

Patrick F. Scott, Esq.

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6829

Re:	Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York

Dear Mr. Scott:

We have been asked by our clients, Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York (collectively, for purposes of this letter, “GWL&A”) to confirm our conversation with the Commission staff (“Staff”) about reliance on the no-action letter issued to ING Life Insurance and Annuity Company (“ING Life”) on August 30, 2012 (the “ING Letter”). The Staff took the position in the ING Letter that it would not recommend enforcement action to the Commission against ING Life under Sections 22(e) and 27(i)(2)(A) of the Investment Company Act of 1940, as amended (“1940 Act”), in the circumstances described in ING Life’s request letter. A copy of the ING Letter is enclosed.

Similar to ING Life in the ING Letter, GWL&A issues group variable annuity contracts registered under the 1940 Act to eligible employers to fund Section 403(b) retirement programs. Where GWL&A issues 1940 Act registered group variable annuity contracts to fund Section 403(b) retirement programs that are subject to the Employee Retirement Income Security Act of

JORDEN BURT LLP

WWW.JORDENBURT.COM

October 24, 2012

1974, as amended (“ERISA”), it seeks to rely on the ING Letter to permit sponsors of ERISA-covered 403(b) retirement programs to:

1.	apply the proceeds from their surrender of a group variable annuity contract or their redemption of mutual fund shares to the purchase of a group variable annuity contract issued by GWL&A; and

2.	automatically enroll employees in the sponsors’ retirement program by adding such employees as participants under a group variable annuity contract issued by GWL&A and to apply contributions on behalf of such participants to designated investment options under the contract.

In addition, GWL&A seeks to rely on the ING Letter to accommodate requests of the employers acquiring the contracts to dispense with obtaining from program participants a signed statement acknowledging such participant’s understanding of certain withdrawal restrictions applicable to the contracts and investment options available under the contracts and other investment vehicles available under the program (referred to in the ING Letter as an “Acknowledgment”) in the two circumstances identified in the ING Letter.

On September 20 and October 12, 2012, we discussed with the Staff whether it would entertain a request from another insurer (in this case, GWL&A) for its own no-action letter under facts identical to the ING Letter, or whether the Staff, in such circumstances, would encourage reliance on the ING Letter instead. The Staff expressed its preference that similarly-situated insurers seek to rely on the ING Letter. Accordingly, based on our conversations with the Staff and facts provided to us by GWL&A, GWL&A has determined that it will rely on the ING Letter rather than seek its own no-action letter. We understand that whether such reliance is appropriate is a determination made by the registrant based on its own facts and circumstances.

We appreciate the Staff’s attention to this matter. If this letter does not accurately reflect the Staff’s understanding of our discussion concerning this matter, kindly inform me at your earliest convenience.

Very truly yours,

/s/ Ann B. Furman

Ann B. Furman

Enclosure

cc:     Beverly A. Byrne, Esq.

RESPONSE OF THE OFFICE OF INSURANCE PRODUCTS DIVISION OF INVESTMENT MANAGEMENT	August 30, 2012 ING Life Insurance and Annuity Company

Based on the facts and representations in your letter dated August 29, 2012, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against ING Life Insurance and Annuity Company (“ING Life”) under Sections 22(e) and 27(i)(2)(A) of the Investment Company Act of 1940, as amended, (the “Investment Company Act” or “Act”) if, in the limited circumstances described in your letter, ING Life permits certain sponsors of retirement programs under Section 403(b) of the Internal Revenue Code of 1986, as amended, (the “Code”)1 that are subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) to:

1.	apply the proceeds from their surrender of a group variable annuity contract or their redemption of mutual fund shares to the purchase of a group variable annuity contract issued by ING Life; and

2.	automatically enroll employees in the sponsors’ retirement program by adding such employees as participants under a group variable annuity contract issued by ING Life and to apply contributions on behalf of such participants to designated investment options under the contract.

Your letter explains that ING Life issues group variable annuity contracts to eligible employers to fund Section 403(b) retirement programs that are subject to ERISA. Section 403(b)(11) of the Code imposes certain withdrawal restrictions on such contracts, which are identified in your letter, and which conflict in certain respects with Sections 22(e) and 27(i)(2)(A) of the Act. Currently, ING Life issues such contracts in reliance on the relief provided by the Commission staff in American Council of Life Insurance (Nov. 28, 1988) (the “ACLI Letter”).2 In order to rely on the ACLI Letter, however, ING Life must obtain from each program participant a signed statement acknowledging the participant’s understanding of the withdrawal restrictions imposed by Section 403(b)(11) and the investment options available under the program (an “Acknowledgement”).

Your letter also explains that ING Life desires to accommodate requests of employers acquiring ING contracts to dispense with obtaining the Acknowledgments in two circumstances. First, when employers that own group variable annuity contracts (or sponsor custody account arrangements for holding mutual fund shares) as investment vehicles for Section 403(b) retirement programs covered by ERISA, acting in a fiduciary capacity with respect to their programs, determine to replace the group variable annuity contract (or custody account arrangement) with a group variable annuity contract issued by ING Life, such employers sometimes request that ING Life issue the new contract without obtaining Acknowledgements from each employee participating in their program. Second, where employers have automatic enrollment features in their ERISA-covered Section 403(b) programs that, in certain circumstances, cause new employees to be added as participants under a group variable annuity contract issued by ING Life without an application form from such employees, the employers generally request that ING Life add the new employees as participants under the contract without obtaining Acknowledgements from such employees.

With regard to transactions in connection with contracts issued to replace existing contracts or custody account arrangements, your letter states that that ING Life would accept purchase payments under a contract issued to a program only after making a written attempt to obtain an Acknowledgement from each program participant. ING Life would send letters to each such participant at his or her last known address explaining that his or her employer had purchased a contract as a replacement for an existing group variable annuity contract or custody account arrangement as a funding vehicle for the program. The letter would also describe the employer’s intentions with regard to the reallocation of current accumulations and future contributions under the existing contract or arrangement to the new ING contract and explain that the employer is seeking instructions as to allocation of such accumulations and contributions among the investment options available under the ING contract. Finally, the letter would inform participants that in the event that they do not provide allocation instructions, their employer would establish allocations for them and would identify such allocations. The letter would be accompanied by appropriate enrollment and investment option allocation forms for the participant to fill out and execute, which would include the Acknowledgement. In addition, the letter would include or be accompanied by a written notice explaining: (1) the contract provisions that reflect the Section 403(b)(11) restrictions; and (2) the various investment options available under the contracts and, if applicable, that investment options other than those available under the contracts may be available under the program. ING Life intends to wait at least 30 days after sending the letters before proceeding with the employer’s requested transactions.

With regard to transactions in connection with automatic enrollments, your letter states that ING Life would act on the instructions of an employer only in compliance with, and subject to the conditions in, Section 624 of the Pension Protection Act of 2006 (“PPA”) and regulations adopted by the Labor Department thereunder. In addition, no later than 30 days following automatic enrollment, ING Life would provide written notice to automatically enrolled participants explaining the contract provisions that reflect the Section 403(b)(11) withdrawal restrictions.

ING Life also represents that it would only dispense with Acknowledgements for employers meeting the following criteria:

They are fiduciaries of their program and their program is a Section 403(b) program subject to ERISA.

They have acknowledged that the selection of an investment option as a default investment by them and their determination that such option is a “qualified default investment option,” as defined in Labor Department regulations under the PPA, has been made in their capacity as a fiduciary to their program.

In addition, ING Life would:

1.	include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement under the Securities Act of 1933, including the prospectus, used in connection with the offer of a contract;

2.	include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of a contract;

3.	instruct sales representatives who solicit program participants or prospective program participants to purchase a contract (or become a group contract participant) specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the participants;

4.	Except in the two circumstances described above (i.e., certain contract replacements and automatic enrollments), obtain an Acknowledgement from each participant in a 403(b) program who purchases an ING Life contract (or becomes a group contract participant) prior to or at the time of such purchase

5.	include in any registration statement filed under the Securities Act of 1933 in connection with a contract a representation that this no-action letter is being relied upon and that the terms of this letter have been complied with; and

6.	not restrict redemptions or transfers by a 403(b) program participant under the terms of any contract funding a program, except as required by Section 403(b)(11) of the Code or as permitted by the Investment Company Act and regulations thereunder.

Our position permits restrictions on cash distributions to plan participants to the extent, and only to the extent, required by Section 403(b)(11) of the Code or permitted by the Investment Company Act and regulations thereunder. ING Life may not in any way act to deny or limit a specific transfer request except to the extent that a ruling of the Internal Revenue Service or written opinion of counsel specifically addressing the fact pattern involved, and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the annuity contracts to continue to meet the requirements of Section 403(b). Any transfer request not so denied or limited must be effected as expeditiously as possible.

Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only and does not purport to express any legal conclusions on the issues presented.

Patrick F. Scott

Senior Counsel

Endnotes

[1]	Defined terms have the same meanings set forth in your letter.
[2]	See, e.g., rule 3a-2 under the 1940 Act (providing, in effect, a one year safe harbor under certain circumstances to an issuer that otherwise meets the definition of investment company).

STEPHEN E. ROTH

DIRECT LINE: 202.383.0158

E-mail: steve.roth@sutherland.com

August 29, 2012

VIA COURIER

William J. Kotapish, Esq.

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        ING Life Insurance and Annuity Company

Dear Mr. Kotapish:

We are writing on behalf of ING Life Insurance and Annuity Company (“ING Life”) to seek the assurance of the Division of Investment Management that it would not recommend enforcement action to the Securities and Exchange Commission (the “Commission”) under Sections 22(e) and 27(i)(2)(A) of the Investment Company Act of 1940, as amended, (the “Act”) if, in the limited circumstances described below, ING Life permits certain sponsors of retirement programs under Section 403(b) of the Internal Revenue Code of 1986, as amended (the “Code”) that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) to:

(1) apply the proceeds from their surrender of a group variable annuity contract or their redemption of mutual fund shares to the purchase of a group variable annuity contract issued by ING Life without ING Life obtaining from each program participant a signed acknowledgement of his or her understanding of applicable withdrawal restrictions and available investment options; and

(2) automatically enroll employees in the sponsors’ retirement program by adding such employees as participants under a group variable annuity contract issued by ING Life and to apply contributions on behalf of such participants to designated investment options under the contract, without ING Life obtaining from each such employee a signed acknowledgement of his or her understanding of applicable withdrawal restrictions and available investment options.

William J. Kotapish, Esq.

August 29, 2012

Summary

ING Life issues group variable annuity contracts to eligible employers to fund Section 403(b) retirement programs. When offering and issuing new group variable annuity contracts to such employers, ING Life must comply with certain representations that it has made in its registration statements for the contracts. Among these representations is that it will obtain from program participants a signed statement acknowledging each participant’s understanding of certain withdrawal restrictions applicable to the contracts and investment options available under the contracts and other investment vehicles available under the program (an “Acknowledgement”).1 As explained below, the registration statement representations have been necessary for ING Life to directly rely on the relief provided by the Commission staff from Sections 22(e) and 27(i)(2)(A) of the Act, which Sections conflict in certain respects with Section 403(b)(l 1) of the Code.2

ING Life sometimes issues group variable annuity contracts to eligible employers to fund Section 403(b) retirement programs that are subject to ERISA. Where ING Life issues such contracts as funding vehicles for Section 403(b) retirement programs subject to ERISA, it desires to accommodate requests of the employers acquiring the contracts to dispense with obtaining the Acknowledgments in two circumstances identified below.

First, when employers that own group variable annuity contracts (or sponsor custody account arrangements for holding mutual fund shares) as investment vehicles for Section 403(b) retirement programs covered by ERISA, acting in a fiduciary capacity with respect to their programs, determine to replace the group variable annuity contract (or custody account arrangement) with a group variable annuity contract issued by ING Life, such employers sometimes request that ING Life issue the new contract without obtaining Acknowledgements from each employee participating in their program. Second, where employers have automatic enrollment features in their ERISA-covered Section 403(b) programs that, in certain circumstances, cause new employees to be added as participants under a group variable annuity contract issued by ING Life without an application form from such employees, the employers generally request that ING Life add the new employees as participants under the contract without obtaining Acknowledgements from such employees.

[1]	The withdrawal restrictions are those imposed by Section 403(b)(l 1) of the Code.
[2]	American Council of Life Insurance, (Nov. 28, 1988) (the “ACLI Letter”).

William J. Kotapish, Esq.

August 29, 2012

Section 403(b) of the Code

Section 403(b) Programs

Section 403(b) of the Code permits organizations that are exempt from federal tax under Code Section 501(c)(3) or that are public educational institutions to establish retirement programs for their employees.3 These programs provide for contributions from employees/participants in the form of salary reduction amounts and may also provide for employer contributions. Salary reduction contributions come about from an employee’s agreement to reduce his or her regular salary in exchange for the employer’s agreement to contribute such amounts to the Section 403(b) program.4 In general, if they satisfy certain conditions and limitations, both elective deferral contributions and employer contributions are excluded from an employee’s gross income. Earnings on such excluded amounts accumulate on a pre-tax basis and both contributions and earnings become taxable only when distributed to the employee/participant (hereinafter, a “participant”). Upon distribution, however, these amounts are taxable as ordinary income unless rolled over to another Section 403(b) program, an individual retirement account, a qualified plan, or a Code Section 457(b)plan maintained by a government employer.

Many Section 403(b) programs have only an elective deferral component and do not provide for employer contributions. Most Section 403(b) programs with employer contributions also permit participants to make supplemental (i.e., unmatched) salary reduction contributions.

Contributions to Section 403(b) programs generally must be invested in an annuity contract issued by a life insurance company or in a custody account holding shares of an open-end management investment company. Where annuity contracts are used to fund a Section 403(b) program, the allocation of rights and responsibilities among the participant, the sponsoring employer and the insurance company issuing the contract are spelled out in the contract, the written plan for the program and/or other program documents (e.g., salary reduction agreements). Treasury regulations adopted under Section 403(b) require sponsoring employers to have a written plan for the program containing all of the material terms and conditions for: (1) eligibility; (2) benefits; (3) applicable tax limitations; (4) available annuity contracts or

[3]

Section 403(b) programs may also be maintained by a duly ordained, commissioned, or licensed minister of a church who is self-employed, or by an organization that, although not exempt from tax under Section 501(c)(3), shares common religious bonds with such a minister whom it employs.

[4]

Salary reduction contributions under a Section 403(b) program are one of several categories of “elective deferrals” under Code Section 402(g)(3). Other categories include voluntary pre-tax contributions under Section 401(k), Section 408(p) (SIMPLE IRAs), and Section 408(k)(6) (salary reduction simplified employee pensions). The term “elective deferral” refers to contributions that are made at an employee’s election out of amounts that would otherwise be received as taxable compensation but that are treated as tax-deferred “employer” contributions for federal income tax purposes.

William J. Kotapish, Esq.

August 29, 2012

custody accounts; and (5) the time and form of distributions.5 The written plan also must allocate administrative responsibilities for the program, including tax compliance responsibilities, among the sponsoring employer and other service providers (e.g., insurance companies issuing annuity contracts as investment vehicles or providers of custody accounts available as investment vehicles).

Notably, the Regulations also assign responsibility to the sponsoring employer to determine which investment vehicles are available to participants under the program.6 Similarly, the Regulations govern the process by which Section 403(b) program participants may transfer accumulations tax-free from one investment vehicle to another. Under the Regulations, participants may only make tax-free transfers of their accumulations to Section 403(b) investment vehicles designated in the sponsoring employer’s written plan, or for which the vehicle’s issuer or provider has entered into an agreement with the sponsoring employer for coordination of tax compliance.7

ERISA Coverage of Section 403(b) Programs

ERISA Coverage. In addition to various Code provisions, some Section 403(b) programs of tax-exempt employers are subject to ERISA. ERISA covers Section 403(b) programs of tax-exempt employers unless contributions under the program are limited to elective deferrals and the employer’s involvement is limited to making information available to participants about annuity contracts or custody accounts, determining the available annuity contracts or custody accounts, withholding contributions, and forwarding contributions to insurance companies or custodians.8 As a result, any Section 403(b) program of a tax-exempt sponsoring employer that includes employer contributions is generally subject to ERISA.9

Fiduciary Obligations Arising Under ERISA for Sponsoring Employers. Perhaps the most significant consequence of the application of ERISA to a Section 403(b) program is that the

[5]

Treas. Reg. §1.403(b)-3(b)(3) (hereinafter, the “Regulations”). Under the Regulations, the written plan need not be a single document and may consist of the annuity contract or custody account agreement along with applications for the same, salary reduction agreements and brochures provided by the sponsoring employer.

[6]	Treas. Reg. §1.403(b)-3(b)(3).
[7]	Treas. Reg. §1.403(b)-10(b).
[8]

The specific limitations on employer involvement are spelled out in U.S. Department of Labor (the “Labor Department”) regulations that exempt Section 403(b) programs of tax-exempt organizations from ERISA. 29 C.F.R. § 2510.3-2(f).

[9]	See e.g., ERISA Advisory Opinion 80-11 (Feb. 29, 1980).

William J. Kotapish, Esq.

August 29, 2012

sponsoring employer becomes subject to ERISA’s stringent fiduciary duties.10 Section 404(a) of ERISA imposes specific duties on fiduciaries of covered programs. These duties include:

•	A duty to act solely in the interests of program participants and beneficiaries.

•	A duty to act for the exclusive purpose of providing benefits to participants and beneficiaries and meeting reasonable plan administration expenses.

•	A duty to act prudently.

•	A duty to operate the program in accordance with the terms of the program documents, to the extent those documents are consistent with ERISA.

A fiduciary is also prohibited from causing its program to engage in a broad range of direct and indirect transactions with certain persons (“parties in interest,” as defined in Section 3(14) of ERISA), having actual or constructive knowledge that such a transaction is prohibited. In addition, Section 406(b) of ERISA prohibits program fiduciaries from engaging in certain specific acts of self-dealing.11

Exercise of Authority by ERISA Fiduciaries in Connection With Automatic Enrollments. Section 402(a)(l) of ERISA requires every employee benefit plan subject to it, including a Section 403(b) program that is subject to ERISA, to be maintained pursuant to a written plan document that “shall provide for one or more named fiduciaries who jointly or severally shall have authority to control and manage the operation and administration of the plan.”12 Pursuant to an Internal Revenue Service Revenue Ruling, an employer sponsoring a Section 403(b) program is permitted to enroll employees in the program and deduct “elective” deferrals from

[10]

While there are circumstances in which a sponsoring employer of a Section 403(b) program subject to ERISA may not be an ERISA fiduciary, such employers generally are ERISA fiduciaries because: (1) program documents give the employer discretionary authority over program administration or management of program assets; (2) the employer exercises any discretionary control over the management or disposition of program assets, whether or not the authority to do so is set forth in a governing program document; (3) with some exceptions, the employer has the ability to select or change funding vehicles or investment options for participants, or actually does select, retain or eliminate insurance companies, custody account providers, or investment options; or (4) the employer is a “named fiduciary” within the meaning of ERISA Section 402(a). 29 C.F.R. § 2510.3-2(f).

[11]

The prohibitions against fiduciary self-dealing in Sections 406(b)(l) and 406(b)(2) of ERISA are interpreted by Labor Department regulations as prohibitions against plan fiduciaries acting in situations where they have a conflict of interest even if they do not allow themselves to be improperly influenced by the conflict. See 29 C.F.R. 2550.408b-2(e).

[12]

ERISA Section 403(a) generally places this authority in the hands of the plan trustees but, since Section 403(b) programs are exempt from the requirement to have a trust and do not have trustees, that authority devolves on the named fiduciaries which almost always include the sponsoring employer.

William J. Kotapish, Esq.

August 29, 2012

their salaries without their affirmative election.13 The ability of an employer to implement an automatic enrollment feature in this manner is conditioned upon each employee automatically enrolled in a program being provided a notice (1) explaining the automatic enrollment, (2) explaining the annual salary reduction percentage, (3) specifying the annual salary reduction percentage and explaining the employee’s right to change the percentage, including the procedures and permitted timing for exercising that right, and (4) explaining the employee’s right to terminate his or her participation in the program, including the procedures and permitted timing for exercising that right.

ERISA Section 404(c) relieves plan sponsors, administrators and others of fiduciary liability if plan participants make affirmative elections directing the investment of funds in their accounts, provided that certain notice and other requirements are met. The Pension Protection Act of 2006 (the “PPA”) expanded Section 404(c) to protect such parties from fiduciary liability in connection with automatic enrollment features of their plan. Section 624 of the PPA provides that a fiduciary that complies with applicable Labor Department regulations is generally not liable for establishing default investment options to which contributions from automatically enrolled participants are directed.14 The regulations provide fiduciaries with relief from liability when the fiduciary invests participant contributions in a qualified default investment alternative (“QDIA”) selected by the fiduciary, subject to the following conditions:

•	Automatically enrolled participants have failed to provide instructions regarding the allocation of their contributions among available investment options.

•

At least 30 days before the default investment and at least 30 days before each subsequent plan year, automatically enrolled participants receive a notice about the default investment which must include:

•	a description of the circumstances under which contributions will be invested in a QDIA;

•	a description of the participant’s right to direct the investment of their contributions;

[13]

Rev. Rul. 2000-35, 2000-2 C.B. 138 (permitting automatic enrollment in Section 403(b) programs). This Revenue Ruling is one of a series issued by the Internal Revenue Service between 1998 and 2000 that provide the terms and conditions pursuant to which sponsoring employers may implement automatic enrollment features. See, Rev. Rul. 98-30, 1998-1 C.B. 1273 (permitting automatic enrollment for new employees in Section 401(k) plans); Rev. Rul. 2000-8, 2000-1 C.B. 617 (permitting automatic enrollment for both current and new employees in Section 401(k) plans); Rev. Rul. 2000-33, 2000-2 C.B. 142 (permitting automatic enrollment of employees in Section 457(b) plans).

[14]	29 C.F.R. §2550.404c-5.

William J. Kotapish, Esq.

August 29, 2012

•	an explanation of where the participant can obtain information about available investment options;

•	a description of the QDIA, including investment objectives, risk/return characteristics, and fees and expenses; and

•	an explanation of the participant’s right to transfer accumulations out of the QDIA and to allocate subsequent contributions.

•

Automatically enrolled participants are able to transfer accumulations out of the QDIA without penalty with the same frequency as transfers from other investment options, but no less frequently than quarterly.

•	The plan must offer a “broad range of investments” as defined by Labor Department regulations under Section 404(c) of ERISA.

Significantly, though the regulations relieve fiduciaries of liability for investing contributions of automatically enrolled participants in QDIAs without the affirmative consent of such participants, they do not relieve fiduciaries of liability for the prudent selection and monitoring of a QDIA.15

Withdrawal Restrictions on Variable Annuity Contracts Funding Section 403(b) Programs

Redeemability Requirements Under the Act

Virtually all variable annuity contracts funding Section 403 (b) programs are registered as securities under the Securities Act of 1933 (the “1933 Act”) and issued through separate accounts that are registered as investment companies (in most cases, unit investment trusts) under the Act. Section 27(i)(2)(A) of the Act requires that any such variable annuity contract be fully redeemable (i.e., permit surrender without restrictions) and Section 22(e) of the Act requires, in effect, any insurance company issuing such a contract to redeem it within seven days of a surrender request by its owner.16 In the case of a group variable annuity contract, Section

[15]	29 C.F.R. §2550.404c-5(b)(2).
[16]

Section 27(i) of the Act was enacted pursuant to the National Securities Markets Improvement Act of 1996 (“NSMIA”). Prior to NSMIA, registered variable annuity contracts were regulated as periodic payment plans under Section 27 of the Act. Section 27(c)(1) of the Act requires periodic payment plan certificates sold by registered investment companies (or their depositors or principal underwriters) to be redeemable securities. In addition, Section 27(d) of the Act, in effect, requires that periodic payment plan certificates be redeemable within the first 18 months of their issuance for a certain calculable amount.

Variable annuity contracts, however, have significant differences from periodic payment plans. In recognition of those differences, NSMIA amended the Act to exempt variable annuity contracts from Section 27 of the Act. Specifically, Section 27(i)(l), provides that “this section does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2).” Paragraph (2) in effect requires that the variable annuity be a redeemable security and that the fees and charges assessed under the variable annuity satisfy the “reasonableness” test set forth in Section 26(f). Section 26(f) of the Act also was enacted pursuant to NSMIA.

William J. Kotapish, Esq.

August 29, 2012

27(i)(2)(A) of the Act is generally understood to require that contract value attributable to a participant under the contract be fully redeemable and Section 22(e) of the Act requires, in effect, any insurance company issuing such a contract to redeem such contract value within seven days of a request by the participant.

Section 403(b)(11) and the Regulations

Section 403(b)(11) of the Code requires that annuity contracts funding Section 403(b) programs contain provisions that restrict a participant’s ability to withdraw amounts attributable to elective deferrals. Under Section 403(b)(11), program participants may only withdraw such amounts when they attain age 59 1/2, leave their employer, die or become disabled. In the case of certain hardships, program participants may withdraw the amounts of their elective deferrals, but not earnings thereon. The contractual provisions required by Section 403(b)(11) are the same for all annuity contracts funding Section 403(b) programs and conflict with Sections 22(e) and 27(i)(2)(A) of the Act.17

The ACLI Letter

Shortly before Section 403(b)(11) took effect in 1989, the Commission staff took the position that it would not recommend enforcement action to the Commission under Sections 22(e), 27(c)(l) and 27(d) of the Act against insurance companies issuing variable annuity contracts containing the Section 403(b)(11) withdrawal restrictions.18 To rely on this position, the issuing insurance company, among other things, must do the following:

•

Include appropriate disclosure about the Section 403(b)(l1) redemption restrictions in each 1933 Act registration statement, including the prospectus, used in connection with the offer of the contract.

[17]

The Regulations repeat these restrictions. § 1.403(b)-6(d)(l)(i). Interestingly, the Regulations also restrict a participant’s ability to withdraw amounts attributable to vested employer contributions. § 1.403(b)-6(b). However, unlike the statute, the Regulations do not conflict with Sections 22(e) and 27(i)(2)(A) of the Act because they do not require that the restrictions on withdrawal of employer contributions be set forth as specific provisions in the annuity contracts funding a Section 403(b) program. Rather, the Regulations merely require the restrictions to be in one or more of the documents comprising the written plan for the program.

[18]

See ACLI Letter. Virtually all insurance companies issuing variable annuity contracts to fund Section 403(b) programs rely on this no-action position. See note 16 for a discussion of Sections 27(c)(l), 27(d), and 27(i) of the Act.

William J. Kotapish, Esq.

August 29, 2012

•	Include appropriate disclosure about the Section 403(b)(11) redemption restrictions in any sales literature used in connection with the offer of the contract.

•

Instruct sales representatives who solicit program participants or prospective program participants to purchase the contract (or become a group contract participant) specifically to bring the Section 403(b)(11) redemption restrictions to the attention of participants.

•

Obtain from each program participant who purchases a contract (or becomes a group contract participant), prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of:

•	the redemption restrictions imposed by Section 403(b)(11), and

•	the investment alternatives available under the employer’s Section 403(b) program to which the program participant may elect to transfer contract value.

•

Include in any 1933 Act registration statement filed in connection with the contract, a representation that this “no-action” position is being relied upon and that the foregoing provisions have been complied with.

The fourth bullet point above describes the Acknowledgement.

The Contracts and the Separate Accounts

ING Life issues group variable annuity contracts as funding vehicles for Section 403(b) retirement programs subject to ERISA (the “Programs”). ING Life currently issues these contracts (the “Contracts”) through its Variable Annuity Account C (“Account C”) and its Variable Annuity Account I (“Account I”), both of which are separate accounts registered as a unit investment trusts under the Act.19 The Contracts are issued through Account C and Account I and all are registered under the 1933 Act.20 The Contracts offer up to 136 sub-accounts of Account C as investment options and up to 94 sub-accounts of Account I as investment options, each of which invests in a designated open-end management investment company (each, an “underlying mutual fund”). Because the Contracts are issued to tax-exempt employers to fund the Programs, they include provisions required by Code Section 403(b)(11) restricting the ability of participants to withdraw their contract values representing elective deferrals and earnings thereon.

[19]	Account C and Account I maintain Form N-4 registration statements under the Act (File Nos. 811-02513 and 811-08582, respectively).
[20]

The effective Form N-4 registration statements for the Account C Contracts under the 1933 Act are File Nos. 33-01107, 333-105479, 333-109860, 333-134760, 333-153730, 333-167680, 033-75962, 033-81216 and 033-75974. The effective Form N-4 registration statement for the Account I Contracts under the 1933 Act is File No. 333-130822.

William J. Kotapish, Esq.

August 29, 2012

Proposed Transactions

Transactions Requested by Contract Owners

Transactions in Connection With Contracts Issued to Replace Existing Contracts or Custody Account Arrangements. ING Life offers and sells Contracts to employers sponsoring existing Programs in circumstances where a Contract replaces an existing group variable annuity contract held by the employer or a custody account arrangement sponsored by the employer. In many such circumstances, shortly after purchasing a Contract the owner ceases remitting Program contributions under its existing contract or custody account arrangement and begins remitting such contributions under the Contract.21 At or shortly before this time, either the employer or ING Life (or both) send notices to participants informing them of the change in funding vehicles and the fact that future contributions must be allocated to investment options under the new Contract. “Enrollment” information is obtained from each participant. In some cases, the Contract owner may obtain such information from participants and forward them to ING Life, but in most cases ING Life or one of its agents obtains such information directly from participants. Consistent with applicable law, current registration statement undertakings, and industry practice, ING Life obtains an Acknowledgment from each participant prior to allowing the participant to invest his or her elective deferrals in the separate account.

From time to time, owners of Contracts issued to fund a Program have requested that ING Life dispense with obtaining an Acknowledgment from each participant. The principal reason that owners of Contracts cite for such requests is the difficulty and time involved in contacting participants and obtaining the Acknowledgments and their belief that the participants have received, or will receive, appropriate disclosure of the Section 403(b)(11) withdrawal restrictions and the investment options available under the Program even without the Acknowledgements.

Transactions in Connection With Automatic Enrollments. ING Life anticipates that owners of Contracts issued to fund Programs will add automatic enrollment features to their Programs and begin requesting it to accept their instructions to add new employees as participants under their Contracts and to apply contributions on behalf of such participants to

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ING Life is not requesting no-action assurance in relation to the transfer of a plan participant’s existing account balance from an option that remains available to that existing account balance under the Program to another investment option available under the Program.

William J. Kotapish, Esq.

August 29, 2012

designated QDIAs under the Contracts.22 Such employees generally are persons whom the Contract owner has had difficulty communicating with about the Program. Therefore, as a practical matter, ING Life can only comply with such requests if it dispenses with obtaining an Acknowledgment from each automatic enrollment participant.

Legal Issue Raised by the Requested Transactions - Suspension of Redemption Rights

Section 27(i) of the Act requires that variable annuity contracts such as the Contracts be redeemable securities. Section 22(e) of the Act prohibits registered investment companies, such as Account C and Account I, from suspending the right of redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security for redemption. Taken together, Sections 27(i) and 22(e) of the Act do not permit ING Life, Account C or Account I to restrict the redeemability of Contracts by including provisions conforming to the requirements of Section 403(b)(11) of the Code. Currently, ING Life, Account C and Account I include provisions effecting Code Section 403(b)(11) in the Contracts in reliance on the ACLI Letter. However, ING Life, Account C and Account I may not rely on the ACLI Letter if they dispense with obtaining the Acknowledgments in order to accommodate Contract owners that are replacing a group variable annuity contract or custody account arrangement with a Contract or are automatically enrolling employees as participants in their Program.

How ING Life Proposes to Carry Out the Requested Transactions

Transactions in Connection With Contracts Issued to Replace Existing Contracts or Custody Account Arrangements. ING Life, Account C and Account I propose that ING Life would accept purchase payments under a Contract issued to a Program only after making a written attempt to obtain an Acknowledgement from each Program participant. ING Life, Account C, and Account I propose that ING Life would send letters to each such participant at their last known address explaining that their sponsoring employer had purchased a Contract as a replacement for an existing group variable annuity contract or custody account arrangement as a funding vehicle for their Program. The letter would also describe their sponsoring employer’s intentions with regard to the reallocation of current accumulations and future contributions under the existing contract or arrangement to the Contract and explain that the sponsoring employer is seeking instructions as to allocation of such accumulations and contributions among the investment options available under the Contract. Finally, the letter would inform participants that in the event that they do not provide allocation instructions, their sponsoring employer would establish allocations for them and would identify such allocations. The letter would be accompanied by appropriate enrollment and investment option allocation forms for the

[22]	ING Life has received inquiries from current and prospective Contract owners as to its ability to accommodate an automatic enrollment feature under the Contracts.

William J. Kotapish, Esq.

August 29, 2012

participant to fill out and execute, which would include the Acknowledgement. In addition, the letter would include or be accompanied by a written notice explaining: (1) the Contract provisions that reflect the Section 403(b)(11) restrictions in substantially the same form as is found in the prospectus for the Contracts; and (2) the various investment options available under the Contracts and, if applicable, that investment options other than those available under the Contracts may be available under the Program. ING Life intends to wait at least 30 days after sending the letters before proceeding with the Contract owner’s requested transactions.

Transactions in Connection With Automatic Enrollments. ING Life, Account C, and Account I propose to act on the instructions of a Contract owner only in compliance with, and subject to the conditions in, Section 624 of the PPA and regulations adopted by the Labor Department thereunder. In addition to the requirements of Section 624 of the PPA and applicable regulations thereunder, no later than 30 days following automatic enrollment ING Life, Account C, and Account I would provide written notice to automatically enrolled participants explaining the Contract provisions that reflect the Section 403(b)(11) withdrawal restrictions in substantially the same form as is found in the prospectus for the Contracts.

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In addition to the foregoing, ING Life, Account C, and Account I represent that ING Life would only dispense with the Acknowledgements for Contract owners meeting the following criteria:

•	They are fiduciaries of their Program and their Program is a Section 403(b) program subject to ERISA; and

•

They have acknowledged that the selection of an investment option as a default investment by them and their determination that such option is a QDIA has been made in their capacity as a fiduciary to their Program (for transactions in connection with automatic enrollments).

ING Life, Account C, and Account I believe that these criteria would serve to ensure that Contract owners being accommodated in this manner would be limited to those employers sponsoring Programs that have appropriate fiduciary responsibilities to Program participants.

Further, ING Life would:

(1) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement under the 1933 Act, including the prospectus, used in connection with the offer of a Contract;

(2) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of a Contract;

William J. Kotapish, Esq.

August 29, 2012

(3) instruct sales representatives who solicit Program participants or prospective Program participants to purchase a Contract (or become a group Contract participant) specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the participants;

(4) Except in the two circumstances described above in the “Proposed Transactions - Transactions Requested by Contract Owners” section of this letter, obtain from each Program participant who purchases a Contract (or becomes a group Contract participant), prior to or at the time of such purchase, a signed statement acknowledging the participant’s understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) the investment alternatives available under the employer’s Section 403(b) arrangement, to which the participant may elect to transfer his contract value;

(5) include in any 1933 Act registration statement filed in connection with a Contract, a representation that the “no-action” letter, issued in response to this request, is being relied upon and that the terms of the “no-action” letter have been complied with; and

(6) not restrict redemptions or transfers by a Program participant under the terms of any Contract funding a Program except as required by Section 403(b)(11) or as permitted by the Act and/or regulations thereunder.23

Basis for Taking a “No-Action” Position

Section 403(b) (11) Contract Provisions

In taking its position in the ACLI Letter, the Commission staff recognized the importance of facilitating the ability of variable annuity contracts funding Section 403(b) programs, and the registered separate accounts through which they are issued, to impose the withdrawal restrictions found in Section 403(b)(11). While recognizing the importance of each of the provisions upon which that position was based, ING Life, Account C and Account I believe that, for the proposed transactions, provided each participant receives a written notice fully explaining the restrictions as they apply to their Program’s Contract and a written notice indicating the availability of other investment options under their Program, participants would not lose a material protection provided by the provisions overall, if Acknowledgments are not obtained from participants in the limited circumstances described in this letter. This is particularly true in the circumstances described above for the transactions in connection with Contracts issued to replace existing

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It is understood that neither ING Life nor Account C nor Account I may in any way act to deny or limit a specific transfer request except to the extent that an Internal Revenue Service ruling or written opinion of counsel specifically addressing the fact pattern involved, and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the annuity contracts to continue to meet the requirements of Section 403(b). Any transfer request not so denied or limited must be effected as expeditiously as possible in accordance with applicable law.

William J. Kotapish, Esq.

August 29, 2012

group variable annuity contracts because each participant should have signed such an acknowledgement when he or she first elected to participate in their Program under a prior contract.

Costs and Benefits of the Proposed Transactions

ING Life, Account C and Account I also maintain that any disadvantage to Program participants resulting from the proposed transactions would be greatly outweighed by the resulting benefits to the Program and, hence, to Program participants. ING Life’s proposed accommodation of the requests of Contract owners for transactions that would facilitate automatic enrollments, would impact only those participants in a Program who, after having been provided the opportunity to do so, fail to reply to requests by the Contract owner and ING Life to take an active role in investment of their retirement assets. In addition, ING Life’s, Account C’s, and Account I’s proposed accommodation of the requests of Contract owners or prospective Contract owners for transactions that would facilitate replacement of an existing group annuity contract or a custody account arrangement with a Contract, would occur infrequently for any Program. As a result, any disadvantage to participants arising from ING Life’s accommodation of Contract owners would be offset by benefits to the Contract owner and the Program that would, in turn, benefit participants in the Program. The primary benefit would be a much faster, smoother and less expensive transition for the Program from one investment vehicle to another.

Request For Relief

ING Life, Account C, and Account I request the assurance of the Division of Investment Management that it would not recommend enforcement action against it to the Commission under Sections 22(e) and 27(i)(2)(A) of the Act if, in the limited circumstances described above, ING Life permits employers sponsoring Programs to:

(1) apply the proceeds from their surrender of a group variable annuity contract or their redemption of mutual fund shares to the purchase of a Contract without ING Life obtaining an Acknowledgment from each Program participant; and

(2) automatically enroll employees in the sponsors’ retirement Program by adding such employees as participants under a Contract and apply contributions on behalf of such participants to designated QDIAs under the Contract without ING Life obtaining an Acknowledgment from each such employee.

ING Life, Account C, and Account I believe that the interests of both Program sponsors and participants would be served if the Division of Investment Management provides the assurances that they request.

William J. Kotapish, Esq.

August 29, 2012

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We appreciate the Commission staff’s consideration of this request. Please contact the undersigned at the above number or internet address if you need any additional information regarding the proposed transactions or have any questions about our request for relief.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

cc:     J.Neil McMurdie, Esq.